SCHEDULE 13D
                         (Rule 13d-101)
 Information to be Included in Statements Filed Pursuant to Rule
                          13d-1(a) and
       Amendments Thereto Filed Pursuant to Rule 13d-2(a)


               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549


            Under the Securities Exchange Act of 1934
                       (Amendment No. 1)


     RightCHOICE Managed Care, Inc., a Delaware corporation
                        (Name of Issuer)


             Common Stock, par value $0.01 per share
                 (Title of Class of Securities)


                           76657T102
                         (CUSIP Number)

                      Angela F. Braly, Esq.
     Executive Vice President, General Counsel and Secretary
                 RightCHOICE Managed Care, Inc.
                      1831 Chestnut Street
                   St. Louis, Missouri  63103
                         (314) 923-4444
   (Name, Address and Telephone Number of Person Authorized to
                         Receive Notices
                       and Communications)


                          May 7, 2001
     (Date of Event Which Requires Filing of this Statement)


    If the filing person has previously filed a statement on
  Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of
      240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the
                         following box. [ ]


CUSIP No. 76657T102            13D

1.   Names of Reporting Persons.

     Board of Directors of RightCHOICE Managed Care, Inc., as an entity but not in each director's individual capacity.

     I.R.S. Identification Nos. of Above Persons (Entities Only)

     Not applicable.

2.   Check the Appropriate Box if a Member of a Group  (a) [ ]
     (See Instructions)                                (b) [ ]

3.   SEC Use Only

4.   Source of Funds  (See Instructions)

     Not applicable.  See Item 3.

5.   Check if Disclosure of Legal Proceedings Is Required
     Pursuant to Items 2(d) or 2(e) [ ]

6.   Citizenship or Place of Organization

     U.S.A.

Number of Shares                7.    Sole Voting Power         Not applicable.
Beneficially Owned by Each
Reporting Person With           8.    Shared Voting Power       10,179,536

                                9.    Sole Dispositive Power    Not applicable.

                                10.   Shared Dispositive Power  Not applicable.

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     10,179,536

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)

13.  Percent of Class Represented by Amount in Row (11)

     52.2%

14.  Type of Reporting Person  (See Instructions)

     OO

                          SCHEDULE 13D

Item 3.   Source and Amount of Funds or Other Consideration.

       Item 3 is amended by inserting the following paragraph at the end thereof:

       On  May  7,  2001,  the Foundation sold 3,250,000  of  the
       Trust Shares in an underwritten public offering. On May 10, 2001, the Foundation sold another 600,000 Trust
       Shares upon the exercise of the underwriters' over-allotment option. Neither New RightCHOICE nor the Board of Directors of New RightCHOICE received any proceeds from those sales of Trust Shares by the Foundation.

Item 5.   Interest in Securities of the Issuer.

       Item  5(a)  is hereby amended by deleting the former  Item
       5(a) and replacing it with the following:

       (a) The Board of Directors of New RightCHOICE, but not in each director's individual capacity, beneficially owns 10,179,536 shares of New RightCHOICE common stock, which is 52.2% of the outstanding shares in this class. The Board of Directors of New RightCHOICE, but not in each director's individual capacity, is deemed to beneficially own the shares of New RightCHOICE common stock held in voting trust under the Voting Trust Agreement because the Board will direct the voting of the shares on certain matters submitted to a vote of stockholders. The amount shown does not include shares beneficially owned by a director in the director's individual capacity.

       Item  5(b)  is hereby amended by deleting the former  Item
       5(b) and replacing it with the following:

       (b) Items (7), (8), (9), and (10) on the attached cover pages are incorporated herein by reference.



                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                              June 7, 2001
                              Date


                              /s/  John A. O'Rourke
                              Signature


                              John A. O'Rourke
                              Chairman and Chief Executive Officer
                              Name and Title

                     JOINT FILING AGREEMENT


      The  undersigned each hereby agree that Amendment No. 1  to
Schedule 13D filed herewith, relating to the common stock, par value $0.01 per share, of RightCHOICE Managed Care, Inc., a Delaware corporation ("RightCHOICE"), is filed on behalf of each of the undersigned in their respective capacities as directors of RightCHOICE.



*                                       Dated:   May  31, 2001
John A. O'Rourke


*                                       Dated:   May  31, 2001
William H. T. Bush


*                                       Dated:   May  31, 2001
Earle H. Harbison, Jr.


*                                       Dated:   May  31, 2001
Robert J. Kelley


*                                       Dated:   May  31, 2001
Roger B. Porter, Ph.D


*                                       Dated:   May  31, 2001
William J. Schicker


*                                       Dated:   May  31, 2001
Sandra A. Van Trease


*                                       Dated:   May  31, 2001
Gloria W. White


*  By: /s/  Angela F. Braly
    Attorney-in-fact

                        POWER OF ATTORNEY


     KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints John A. O'Rourke, Sandra A. Van Trease and Angela F. Braly, and each of them, any one of whom who may act without the joinder of the other, the undersigned's true and lawful attorneys-in-fact, with full power of substitution and resubstitution, for the undersigned and in the undersigned's name, place and stead, in any and all capacities, to sign any and all amendments to a Schedule 13D with regard to the beneficial ownership of securities of RightCHOICE Managed Care, Inc., a Delaware corporation, by the board of directors of RightCHOICE Managed Care, Inc., a Delaware corporation, and to file the same, with exhibits thereto and other documents related thereto, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact or their substitute or substitutes may do or cause to be done by virtue hereof.


/s/  John A. O'Rourke                   Dated:   May  31, 2001
John A. O'Rourke

/s/  William H. T. Bush                 Dated:   May  31, 2001
William H. T. Bush

/s/  Earle H. Harbison, Jr.             Dated:   May  31, 2001
Earle H. Harbison, Jr.

/s/  Robert J. Kelley                   Dated:   May  31, 2001
Robert J. Kelley

/s/  Roger B. Porter, Ph.D              Dated:   May  31, 2001
Roger B. Porter, Ph.D

/s/  William J. Schicker                Dated:   May  31, 2001
William J. Schicker

/s/  Sandra A. Van Trease               Dated:   May  31, 2001
Sandra A. Van Trease

/s/  Gloria W. White                    Dated:   May  31, 2001
Gloria W. White